Balance Sheet
Loveseat, Inc
As at 31 December 2018

	31 Dec 2018
ASSETS	
Current Assets	
Cash	$121,230.04
Inventory	$106,131.03
Prepaid Expenses	$1,366.95
Security Deposit	$86,211.26
Total Current Assets	**$314,939.28**
Non-Current Assets	
Plant, Property, and Equipment, Net	$26,259.97
Domain Name, Net	$19,582.00
Total Non-Current Assets	**$45,841.97**
TOTAL ASSETS	**$360,781.25**
LIABILITIES & SHAREHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	$47,784.36
Salaries and Wages Payable	$1,228.55
Insurance Payable	$0.00
Taxes Payable	$11,422.75
Loans Payable	$37,163.12
Total Current Liabilities	**$97,598.78**
Non-Current Liabilities	
Loans Payable	$31,523.29
Total Non-Current Liabilities	**$31,523.29**
TOTAL LIABILITIES	**$129,122.07**
Shareholder's Equity	
Preferred Stock (7,111,867 shares authorized, 5,806,356 shares issued and outstanding. $.00001 par value)	$58.06
Common Stock (16,914,637 shares authorized, 9,000,000 shares issued and outstanding. $.00001 par value)	$90.00
Additional Paid in Capital	$2,007,595.62
Retained Earnings (Deficit)	-$1,776,084.50
Total Shareholders' Equity	**$231,659.18**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$360,781.25**

Income Statement

Loveseat, Inc
1 January 2017 to 31 December 2018

	31 Dec 18
Operating Income	
Sales, Net	$1,920,425.21
Software Consulting	$0.00
Cost of Sales	-$638,107.57
Gross Profit	**$1,282,317.64**
Operating Expense	
General & Administrative	$1,084,625.87
Rent	$367,332.80
Marketing & Advertising	$215,497.77
Professional & Legal Fees	$17,772.00
Depreciation	$39,740.00
Amortization	$1,667.00
Furniture Restoration Equipment & Supplies	$3,640.26
Total Operating Expense	**$1,730,275.70**
Net Income from Operations	**-$447,958.06**
Other Income (Expense)	
Taxes & Licenses	-$30.00
NET INCOME	**-$447,988.06**

Statement of Cash Flows
Loveseat, Inc
1 January 2017 to 31 December 2018

	31 Dec 18
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	-$447,988.06
Depreciation	$39,740.00
Amortization	$1,667.00
Change in Inventory	$38,468.49
Change in Prepaid Expenses	-$1,277.70
Change in Security Deposit	$20,374.74
Change in Accounts Payable	$3,333.49
Change in Salaries & Wages Payable	-$3,924.93
Change in Taxes Payable	-$2,834.75
Net Cash Flows From Operating Activities	**-$352,441.72**
Cash Flows From Investing Activities	
Purchase of Property, Plant & Equipment	$0.00
Purchase of Domain Name	$0.00
Net Cash Flows From Investing Activities	**$0.00**
Cash Flows From Financing Activities	
Issuance of Common Stock	$0.00
Issuance of Preferred stock	$0.00
Change in Additional Paid in Capital	$220,716.90
Change in Loans Payable - Current	$28,763.12
Change in Loans Payable - Noncurrent	-$8,779.70
Dividends Paid	$0.00
Net Cash Flows From Financing Activities	**$240,700.32**
Cash at Beginning of Period	$232,971.44
Net Increase (Decrease) In Cash	-$111,741.40
Cash at End of Period	**$121,230.04**